Exhibit 99.1

UNDERWRITING AGREEMENT

MARCH 30, 2022

CANADIAN IMPERIAL BANK OF COMMERCE

DEBT SECURITIES

March 30, 2022

To the Underwriters named in Schedule 2 hereto

Ladies and Gentlemen:

Canadian Imperial Bank of Commerce, a Canadian bank chartered under the Bank Act (Canada) (the Bank), proposes to issue and sell to the several underwriters named in Schedule 2 hereto (the Underwriters) US$650,000,000 aggregate principal amount of its Floating Rate Senior Notes due 2025 (the Floating Rate Notes), US$1,350,000,000 aggregate principal amount of its 3.300% Senior Notes due 2025 (the 2025 Fixed Rate Notes), US$1,000,000,000 aggregate principal amount of its 3.450% Senior Notes due 2027 (the 2027 Fixed Rate Notes) and US$1,000,000,000 aggregate principal amount of its 3.600% Senior Notes due 2032 (the 2032 Fixed Rate Notes and, together with the 2025 Fixed Rate Notes and the 2027 Fixed Rate Notes, the Fixed Rate Notes and, together with the Floating Rate Notes, the Securities), as set forth in Schedule 1 hereto, to be issued pursuant to the provisions of an indenture, dated as of September 14, 2010 (the Base Indenture) between the Bank and The Bank of New York Mellon, as trustee (the Trustee), as supplemented by a First Supplemental Indenture, dated as of April 2, 2019 between the Bank and the Trustee (the Supplemental Indenture and, together with the Base Indenture as so amended and supplemented, the Indenture). Citigroup Global Markets Inc., BofA Securities, Inc., CIBC World Markets Corp., J.P. Morgan Securities LLC and Wells Fargo Securities, LLC shall act as representatives of the several Underwriters (the Representatives).

1.	REPRESENTATIONS, WARRANTIES AND AGREEMENTS OF THE BANK

The Bank represents and warrants to, and agrees with, each of the Underwriters that:

(a)

The Bank meets the general eligibility requirements for use of Form F-3 under the U.S. Securities Act of 1933, as amended (the Securities Act) and has prepared and filed with the U.S. Securities and Exchange Commission (the Commission) under the Securities Act a registration statement on Form F-3 (File No. 333-259240), including a prospectus in respect of up to US$ 10,000,000,000 aggregate initial offering amount of debt securities and common shares of the Bank (the Shelf Securities) and an appointment of agent for service of process on Form F-N (the Form F-N) relating to the registration statement. Such Registration Statement (as defined below) was declared effective by the Commission on September 28, 2021. The Trustee has prepared and caused to be filed with the Commission a Form T-1 Statement of Eligibility of the Trustee (the Form T-1) under the U.S. Trust Indenture Act of 1939, as amended (the Trust Indenture Act); there are no contracts, documents or other materials required to be described or referred to in the Registration Statement or the Prospectus (as defined below) or to be filed or incorporated by reference as exhibits to the Registration Statement that are not described, referred to or filed or incorporated by reference as required and, in the case of those documents filed, delivered to the Representatives. The registration statement as amended as of the Effective Date (as defined below), including the prospectus constituting a part thereof, all exhibits thereto (but excluding the Form T-1), the documents incorporated by reference therein at the time such registration statement became effective, and any information, if any, relating to the Securities that is filed with the Commission pursuant to Rule 424(b) and deemed part of such registration statement pursuant to Rule 430B under the Act is hereinafter called the Registration Statement; if the Bank has filed an abbreviated registration statement pursuant to Rule 462(b) under the Securities Act (the Rule 462 Registration Statement),

then any reference herein to the term “Registration Statement” shall be deemed to include such Rule 462 Registration Statement; Effective Date means any date to which any part of the Registration Statement or any post-effective amendment relating to the Securities became, or is deemed to have become, effective under the Securities Act for purposes of liability under Section 11 of the Securities Act of the Underwriters with respect to the offering, including in accordance with the rules and regulations of the Commission; the base prospectus relating to the Shelf Securities filed as part of the Registration Statement, including the documents incorporated by reference therein, in the form in which it has most recently been filed with the Commission on or prior to the date of this Agreement, is hereinafter called the Base Prospectus; the Base Prospectus, as supplemented by the preliminary prospectus supplement specifically relating to the Securities, in the form in which it has most recently been filed with the Commission on or prior to the date of this Agreement, is hereinafter referred to as the Preliminary Prospectus. For purposes of this Agreement, free writing prospectus has the meaning set forth in Rule 405 under the Securities Act, Time of Sale Prospectus means the Preliminary Prospectus together with the final term sheet, the form of which is set forth in Schedule 4 hereto, and the other free writing prospectuses, if any, each identified in Schedule 1 hereto, and Prospectus means the final prospectus supplement relating to the offering of the Securities that discloses the public offering price and other final terms of the Securities, together with the Base Prospectus, to be filed with the Commission pursuant to Rule 424(b) accordance with Section 6(a) hereof. As used herein, the terms “Base Prospectus,” “Preliminary Prospectus,” “Time of Sale Prospectus” and “Prospectus” shall include the documents, if any, incorporated by reference therein as of the relevant time.

The Terms supplement, amendment, and amend as used herein with respect to the Registration Statement, the Base Prospectus, the Preliminary Prospectus, the Time of Sale Prospectus, the Prospectus or any free writing prospectus shall include any document subsequently filed by the Bank pursuant to the U.S. Securities Exchange Act of 1934, as amended (the Exchange Act), that is deemed to be incorporated by reference therein.

(b)

Each document, if any, filed or to be filed pursuant to the Exchange Act and incorporated by reference in the Time of Sale Prospectus or the Prospectus, as amended or supplemented, as applicable, complied or will comply when so filed in all material respects with the requirements of the Exchange Act and the applicable rules and regulations of the Commission thereunder, and none of such documents, as of its respective date, contained or will contain any untrue statement of a material fact or omitted or will omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(c)

The Registration Statement has become effective; no stop order suspending the effectiveness of the Registration Statement or preventing or suspending the use of any Preliminary Prospectus, any free writing prospectus or the Prospectus is in effect, and no proceedings for such purpose or pursuant to Section 8A of the Securities Act against the Bank or related to the offering are pending before, or to the knowledge of the Bank, threatened by the Commission.

(d)

(i) Each part of the Registration Statement, when such part became effective, did not contain, and each such part, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) the Registration Statement, as of the Effective Date, the Preliminary Prospectus, as of the date of the preliminary prospectus supplement specifically relating to the Securities, and the Time of Sale Prospectus, as of the Time of Sale (which shall be defined to be 5:00pm (eastern) on the date hereof), conformed, and the Prospectus, as of the date of the final prospectus supplement specifically relating to the Securities, and as amended or supplemented on or prior to the Closing Date, if applicable, will conform, in all material respects with the Securities Act and the applicable rules and regulations of the Commission thereunder, (iii) the Time of Sale Prospectus, as of the Time of Sale, did not, and at the Closing Date, the Time of Sale Prospectus, as amended or supplemented, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (iv) each “issuer free writing prospectus” and “road show”, each as defined in Rule 433(h) of the Securities Act, if any, when considered together with the Time of Sale Prospectus, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading and (v) the Prospectus, as amended or supplemented, if applicable, as of the date of the final prospectus specifically relating to the Securities and as of the Closing Date, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that the representations and warranties set forth in this paragraph do not apply to (A) any statements or omissions made in reliance upon and in conformity with information relating to any Underwriter furnished to the Bank in writing by such Underwriter through the Representatives expressly for use in the Registration Statement, the Preliminary Prospectus, the Time of Sale Prospectus or the Prospectus, as amended or supplemented, if applicable, or (B) that part of the Registration Statement that constitutes the Form T-1. The Form F-N conforms in all material respects with the requirements of the Securities Act and the rules and regulations of the Commission under the Securities Act.

(e)

The Bank is not an “ineligible issuer” (as defined in Rule 405 of the rules and regulations of the Commission) in connection with the offering pursuant to Rules 164, 405 and 433 under the Securities Act. Any free writing prospectus that the Bank is required to file pursuant to Rule 433(d) under the Securities Act has been, or will be, filed with the Commission in accordance with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder. Each free writing prospectus that the Bank has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act or that was prepared by or on behalf of or used or referred to by the Bank complies or will comply in all material respects with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder. Except for the free writing prospectuses, if any, identified in Schedule 1 hereto forming part of the Time of Sale Prospectus, and electronic road shows, if any, each furnished to the Representatives before first use, the Bank has not used or referred to, and will not, without the prior consent of the Representatives (such consent not to be unreasonably withheld), use or refer to, any free writing prospectus.

(f)

The Bank is a bank amalgamated under and governed by the Bank Act (Canada) (the Bank Act) and is listed on Schedule 1 to the Bank Act, is duly qualified to carry on its business in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its property and assets requires such qualification except to the extent that the failure to so qualify or be in good standing would not, individually or in the aggregate, reasonably be expected to have, a material adverse effect on the condition, financial or otherwise, or the results of operations or business of the Bank and its subsidiaries, taken as a whole (a Material Adverse Effect), and has all requisite power and authority (corporate and other) to conduct its businesses and to own, lease and operate its properties and assets as described in the Time of Sale Prospectus, except where failure to do so would not reasonably be expected to have a Material Adverse Effect, and to execute, deliver and perform its obligations under this Agreement, the Indenture or to issue, sell and deliver the Securities.

(g)

Each “significant subsidiary” (as defined in Rule 1-02(w) of Regulation S-X under the Securities Act) (the Significant Subsidiaries) of the Bank has been duly incorporated and is validly existing and in good standing under the laws of the relevant jurisdiction set forth opposite its name in Column 2 in Schedule 3 to this Agreement, and each Significant Subsidiary is duly qualified to carry on its business in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its property and assets requires such qualification, except where the failure to be so qualified or be in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, and has all requisite power and authority (corporate and other) to conduct its business and to own, lease and operate its properties and assets as described in the Time of Sale Prospectus, except where failure to do so would not reasonably be expected to have a Material Adverse Effect.

(h)

Each of the Bank and its Significant Subsidiaries has conducted and is conducting its business in compliance in all respects with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on and holds all licenses, permits, approvals, consents, certificates, registrations and authorizations (whether governmental, regulatory or otherwise) from the relevant regulatory or governmental authority in all such jurisdictions in which the Bank or its Significant Subsidiaries conduct business, to enable its business to be carried on as now conducted and its property and assets to be owned, leased and operated, except in each case where the failure to be in such compliance or to hold such license, permit, approval, consent, certificate, registration or authorization would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; and all such licenses, permits, approvals, consents, certificates, registrations and authorizations are in good standing and in effect, except where the failure to be in good standing or in effect would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, and none of the same contains any term, provision, condition or limitation which will have a Material Adverse Effect.

(i)

Neither the Bank nor any of its Significant Subsidiaries (i) is in violation or breach of its certificate of incorporation, by-laws, partnership agreement or other constitutive documents or (ii) is in default, and no event has occurred that, with notice or lapse of time or both, would constitute such a default, in the due performance or observance of any loan agreement, indenture, mortgage, deed of trust or other agreement or instrument to which it is a party or by which it is bound, except in the case of clause (ii), to the extent any such default would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(j)

The execution and delivery by the Bank of this Agreement and the performance by the Bank of its obligations under this Agreement, the Indenture and the Securities will not result in a breach of or default under, and will not create a state of facts which, after notice or lapse of time or both, will result in a breach or default under, and will not conflict with:

(i)

any of the terms, conditions or provisions of the Bank Act or the by-laws of the Bank or the terms, conditions or provisions of the certificate of incorporation, by-laws, partnership agreements or other constitutive documents of its Significant Subsidiaries;

(ii)

any license, permit, approval, consent, certificate, registration or authorization (whether governmental, regulatory or otherwise) issued to the Bank or any Significant Subsidiary or any agreement, indenture, mortgage, deed of trust, lease, document or instrument to which the Bank or any Significant Subsidiary is a party or by which it is contractually bound at the Time of Delivery (as defined herein), except for breaches or violations which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; or

(iii)

any statute, regulation or rule applicable to the Bank or any Significant Subsidiary, or any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Bank or any Significant Subsidiary, except for breaches or violations which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(k)

The Bank has not filed any confidential material change report with any of the applicable Canadian securities commissions or similar regulatory authorities, the Toronto Stock Exchange or any other self-regulatory authority which remains confidential.

(l)

All of the issued shares of capital stock of each Significant Subsidiary are validly authorized, issued and outstanding, are fully paid and non-assessable and are owned directly or indirectly by the Bank, free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever.

(m)	This Agreement has been duly authorized, executed and delivered by the Bank.

(n)

On or before the Time of Delivery, all actions required to be taken by or on behalf of the Bank, including the passing of all requisite resolutions of its directors, will have occurred so as to validly authorize, issue and sell the Securities as contemplated by this Agreement, and duly, punctually and faithfully perform all the obligations to be performed by it under this Agreement.

(o)

No consent, approval, authorization or order of, or qualification with, any relevant regulatory or governmental authority having jurisdiction over the Bank or any of its subsidiaries or any of their properties (Governmental Authorization) is required in connection with the issuance and sale of the Securities or the consummation by the Bank of the transactions contemplated by this Agreement or the Indenture, except such as have been, or will have been prior to the Time of Delivery, obtained under the laws of the provinces and territories of Canada, the Securities Act and the Trust Indenture Act and such Governmental Authorizations as may be required under state securities or blue sky laws in connection with the purchase and distribution of the Securities by the Underwriters.

(p)

The Indenture has been duly qualified under the Trust Indenture Act and the Indenture has been duly authorized, executed and delivered by the Bank and constitutes a legal, valid and binding obligation of the Bank, enforceable in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization or similar laws relating to or affecting creditors’ rights generally and general principles of equity and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction (the Enforceability Exceptions).

(q)

The Securities have been duly authorized by the Bank and, when executed by the Bank and authenticated by the Trustee in accordance with the provisions of the Indenture and delivered to and paid for by the Underwriters in accordance with the terms of this Agreement, will constitute valid and binding obligations of the Bank, enforceable in accordance with their terms, subject to the Enforceability Exceptions, and the Securities will be entitled to the benefits of the Indenture and the Securities conform, or will conform, to the description thereof in the Time of Sale Prospectus and the Prospectus.

(r)

The consolidated financial statements of the Bank included or incorporated by reference in the Time of Sale Prospectus, the Prospectus and the Registration Statement, together with the related schedules and notes, present fairly in all material respects the consolidated financial position of the Bank and its subsidiaries at the dates indicated and the consolidated results of operations and the consolidated changes in financial position of the Bank and its subsidiaries for the periods specified; and such consolidated financial statements, together with the related schedules and notes, have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS), including the accounting requirements of the Office of the Superintendent of Financial Institutions (Canada), consistently applied throughout the periods involved, except as disclosed therein.

(s)

There is no action, suit, proceeding, inquiry or investigation before or brought by any court or any federal, provincial, state, municipal or other governmental department, commission, board, agency or body, domestic or foreign, now pending, or, to the knowledge of the Bank, threatened against or affecting the Bank or any of its subsidiaries (i) other than proceedings described in all material respects in the Time of Sale Prospectus and proceedings that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or (ii) that is required to be described in the Registration Statement or the Prospectus and is not so described.

(t)

Except as disclosed in the Time of Sale Prospectus, there are no contracts, agreements or understandings between the Bank and any person that would give rise to a valid claim against the Bank or any Underwriter for a brokerage commission, finder’s fee or other like payment in connection with the offering of the Securities contemplated hereunder.

(u)

Except as set forth in the Time of Sale Prospectus, neither the Bank nor any of the Bank’s subsidiaries is a party to any contract with or other undertaking to, or is subject to any governmental order by, or is a recipient of any presently applicable supervisory letter or other written communication of any kind from, any governmental authority which reasonably would be expected to have a Material Adverse Effect.

(v)

The Bank is not, and after giving effect to the offering and sale of the Securities and the application of the proceeds thereof as described under “Use of Proceeds” in the Time of Sale Prospectus and the Prospectus, will not be, required to register as an “investment company” as such term is defined in the Investment Company Act of 1940, as amended.

(w)

Ernst & Young LLP, Chartered Professional Accountants, Licensed Public Accountants, Toronto, Ontario, is the external auditor who prepared the Reports of Independent Registered Public Accounting Firm to the shareholders and directors of the Bank in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the PCAOB) – which includes the reports on the Bank’s consolidated financial statements and internal control over financial reporting. Ernst & Young LLP is an independent registered public accounting firm as required by the Securities Act and the rules and regulations of the Commission and the rules and regulations of the PCAOB.

(x)

Neither the Bank nor any of its Significant Subsidiaries has taken, directly or indirectly, any action designed to cause or result in, or which might cause or result in, the stabilization or manipulation of the price of the Securities to facilitate the sale or resale of the Securities.

(y)

The Bank maintains a system of internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) that has been designed by the Bank’s principal executive officer and principal financial officer, or under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The management of the Bank concluded that such internal control over financial reporting was effective as of October 31, 2021. Except as disclosed in the Time of Sale Prospectus, since October 31, 2021, there has been no change in the Bank’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Bank’s internal control over financial reporting.

(z)

The Bank maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act) that have been designed to ensure that material information relating to the Bank and its subsidiaries is made known to the Bank’s principal executive officer and principal financial officer by others within those entities. Based on the evaluation of these disclosure controls and procedures, the Bank’s Chief Executive Officer and Chief Financial Officer concluded that the Bank’s disclosure controls and procedures were effective as of October 31, 2021.

(aa)

None of the Bank or any of its subsidiaries nor, to the knowledge of the Bank, any director, officer, agent, employee or controlled affiliate of the Bank or any of its subsidiaries has violated, or is in violation of, any provision of the Corruption of Foreign Public Officials Act (Canada), the United Kingdom Bribery Act 2010, the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the FCPA, or any applicable similar law or regulation of any other jurisdiction (together the Anti-Corruption Legislation), including, without limitation, (i) making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA), any foreign political party or official thereof or any candidate for foreign political office, or (ii) making, authorizing, promising to make, authorizing the giving of, accepting, requesting or agreeing to receive a bribe or other unlawful payment prohibited under the Anti-Corruption Legislation, in either case, if it would have a material adverse effect on the offer of the Securities as contemplated by this Agreement; and the Bank and its subsidiaries and controlled affiliates maintain at all times adequate systems, controls and procedures reasonably designed to comply with the Anti-Corruption Legislation.

(bb)

The operations of the Bank and its subsidiaries are and have been conducted in all material respects in compliance with the applicable financial recordkeeping and reporting requirements and anti-money laundering statutes of all jurisdictions to which the Bank and its subsidiaries are subject and the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any applicable governmental agency, including without limitation, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the Currency and Foreign Transactions Reporting Act of 1970 (the Bank Secrecy Act), as amended by the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the USA PATRIOT Act) (collectively, the Anti-Money Laundering Laws), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Bank or any of its subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the best knowledge of the Bank, threatened which would have a material adverse effect on the offer of the Securities as contemplated by this Agreement.

(cc)

None of the Bank or any of its subsidiaries nor, to the knowledge of the Bank, any director, officer, agent, employee or controlled affiliate of the Bank or any of its subsidiaries (i) is the subject of any sanctions administered, enacted or enforced by the Office of Foreign Assets Control of the U.S. Department of the Treasury (OFAC) or any other U.S., Canadian, European Union, United Nations or United Kingdom economic sanctions or any equivalent sanctions authority with jurisdiction over the Bank (collectively, Sanctions) or is owned or controlled by, or (to the best of the Bank’s knowledge) acting on behalf or at the direction of a person or entity that is the subject of Sanctions; (ii) has any business or financial dealings with any person on OFAC’s Specially Designated Nationals and Blocked Persons List or equivalent list relating to Sanctions or who is otherwise a subject of Sanctions, or any person or entity who is owned or controlled by, or (to the best of the Bank’s knowledge) acting on behalf or at the direction of any such person or entity; or (iii) is located, organized or resident in a country or territory that is, or whose government is, the subject of Sanctions.

The Bank will not directly or indirectly use the proceeds of any offering of the Securities hereunder, or lend, contribute or otherwise make available all or any part of such proceeds (i) to any subsidiary, joint venture partner or other person or entity, to fund or finance the activities of, or activities with any person in any country or territory, that at the time of such funding or financing is, or whose government is, the subject of any Sanctions (or any person or entity who is owned or controlled by, or (to the best of the Bank’s knowledge) acting on behalf or at the direction of any such person); or (ii) to a person or entity identified on a list established under section 83.05 of the Criminal Code (Canada) or in any orders or regulations promulgated under the United Nations Act (Canada), the Special Economic Measures Act (Canada), the Freezing Assets of Corrupt Foreign Officials Act (Canada), or the Justice for Victims of Corrupt Foreign Officials Act (Sergei Magnitsky Law) (Canada); or (iii) in any other manner that would result in the Bank or subsidiary, joint venture partner or any person or entity, being in breach of any Sanctions.

2.	AGREEMENTS TO SELL AND PURCHASE

The Bank hereby agrees to sell to the several Underwriters, and each Underwriter, upon the basis of the representations and warranties herein contained, but subject to the conditions hereinafter stated, agrees, severally and not jointly, to purchase from the Bank the respective principal amounts of Securities set forth in Schedule 2 hereto opposite its name at the applicable purchase price set forth in Schedule 1 hereto.

3.	PUBLIC OFFERING

The Bank is advised by the Representatives that the Underwriters propose to make a public offering of their respective portions of the Securities as soon after this Agreement has been entered into as in the Representatives’ judgment is advisable. The Bank is further advised by the Representatives that the Securities are to be offered to the public upon the terms set forth in the Time of Sale Prospectus and the Prospectus.

4.	PAYMENT AND DELIVERY

Payment for the Securities shall be made to or upon the order of the Bank by wire transfer payable in funds immediately available to an account specified by the Bank on the Closing Date and time set forth in Schedule 1 hereto, or at such other time on the same or such other date, not later than the fifth business day thereafter, as may be reasonably designated by the Representatives in writing. The time and date of such payment are herein referred to as the Time of Delivery and such date, the Closing Date.

At the Time of Delivery, the Bank shall pay the Underwriters fees (the Underwriters’ Fees) equal to 0.250% of the aggregate principal amount of the Floating Rate Notes, 0.250% of the aggregate principal amount of the 2025 Fixed Rate Notes, 0.350% of the aggregate principal amount of the 2027 Fixed Rate Notes and 0.450% of the aggregate principal amount of the 2032 Fixed Rate Notes. The parties agree that the Underwriters shall set off the Underwriters’ Fees against a portion of the purchase price payable to the Bank in an amount equal to the Underwriters’ Fees and payment by the Underwriters to the Bank in accordance with the above paragraph of the purchase price net of the Underwriters’ Fees shall be full satisfaction of the Underwriters’ obligation to pay the purchase price for the Securities and of the Bank’s obligation to pay the Underwriters’ Fees. For the avoidance of doubt, the purchase price applicable to the respective principal amounts of Securities set forth in Schedule 1 hereto is, in each case, presented on a gross basis, without netting of the applicable Underwriters’ Fee payable pursuant to this Section 4. Delivery of the Securities shall be made to the Representatives for the respective accounts of the several Underwriters against payment by the several Underwriters through the Representatives of the purchase price thereof. Delivery of the Securities shall be made through the facilities of The Depository Trust Company unless the Representatives shall otherwise instruct and agree to with the Bank.

5.	CONDITIONS TO THE UNDERWRITERS’ OBLIGATIONS

The several obligations of the Underwriters are subject, in the discretion of the Representatives, to the condition that all representations and warranties and other statements of the Bank in this Agreement as at the date hereof and at, and as of, the Time of Delivery, are true and correct, the condition that the Bank shall have performed all of its obligations hereunder theretofore to be performed, and the following additional conditions:

(a)

(i) the Prospectus shall have been filed with the Commission pursuant to Rule 424(b) under the Securities Act within the applicable time period prescribed for such filing thereunder and in accordance with Section 6(a) hereof;

(ii)

no order having the effect of ceasing or suspending the distribution of the Securities or stop order suspending the effectiveness of the Registration Statement or any part thereof or having the effect of preventing or suspending the use of any prospectus relating to the Securities shall have been issued and no proceeding for that purpose shall have been initiated or, to the knowledge of the Bank, threatened by the Commission; and

(iii)	all requests for additional information on the part of the Commission shall have been complied with to the Representatives’ reasonable satisfaction.

(b)	Subsequent to the execution and delivery of this Agreement and prior to the Time of Delivery:

(i)

there shall not have occurred any downgrading, nor shall any notice have been given of any intended or potential downgrading or of any review for a possible change that does not indicate the direction of the possible change, in the rating accorded any of the debt securities of the Bank or any of its Significant Subsidiaries by any “nationally recognized statistical rating organization,” as such term is used in section 3(a)(62) under the Exchange Act; and

(ii)

there shall not have occurred any change, or any development involving a prospective change, in the condition, financial or otherwise, or in the earnings, business or operations of the Bank and its subsidiaries, taken as a whole, from that set forth in the Time of Sale Prospectus that, in the judgment of the Representatives, is material and adverse and that makes it, in the judgment of the Representatives, impracticable to market the Securities on the terms and in the manner contemplated in the Time of Sale Prospectus.

(c)

The Underwriters shall have received on the Closing Date a certificate, dated the Closing Date and signed by an officer of the Bank, in his or her capacity as such officer only, to the effect set forth in Section 5(a)(ii) and Section 5(b)(i) above and to the effect that the representations and warranties of the Bank contained in this Agreement are true and correct as of the Closing Date and that the Bank has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied hereunder on or before the Closing Date.

(d)

The Underwriters shall have received on the Closing Date a certificate, dated the Closing Date and signed by an officer of the Bank, in his or her capacity as such officer only, to the effect that, other than as set forth in the Time of Sale Prospectus and the Prospectus, to his or her knowledge, there is no action, proceeding or investigation pending or threatened by or against the Bank or any of its Significant Subsidiaries, at law or in equity, before or by any federal, provincial, state, municipal or other governmental department, commission, board or agency, domestic or foreign, which questions the validity of the issuance of the Securities or of any action taken or to be taken by the Bank pursuant to this Agreement or in connection with the issuance of the Securities.

The officer signing and delivering such certificate may rely upon the best of his or her knowledge as to proceedings threatened.

(e)

The Underwriters shall have received on the Closing Date an opinion of Blake, Cassels & Graydon LLP, Canadian counsel for the Bank, dated the Closing Date, in substantially the form attached hereto as Exhibit A-1. Blake, Cassels & Graydon LLP may limit their opinion to matters arising under the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(f)

The Underwriters shall have received on the Closing Date an opinion of Mayer Brown LLP, United States counsel for the Bank, dated the Closing Date, in substantially the form attached hereto as Exhibit A-2. Mayer Brown LLP may limit their opinion to matters arising under the laws of the State of New York and the federal laws of the United States of America.

(g)

The Underwriters shall have received on the Closing Date an opinion of Allen & Overy LLP, United States counsel for the Underwriters, dated the Closing Date, in form and substance reasonably satisfactory to the Representatives. Allen & Overy LLP may limit their opinion to matters arising under the laws of the State of New York and the federal laws of the United States of America.

The opinions of counsel for the Bank described in subsections (e) and (f) above shall be rendered to the Underwriters at the request of the Bank and shall so state therein.

(h)

The Underwriters shall have received, on each of the date hereof and the Closing Date, a letter dated the date hereof or the Closing Date, as the case may be, in form and substance satisfactory to the Underwriters, from Ernst & Young LLP, containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement, the Time of Sale Prospectus and the Prospectus, as amended or supplemented, if applicable provided that (i) the letter delivered on the date hereof shall use a “cut off” date no more than three business days prior to the date hereof and (ii) the letter delivered on the Closing Date shall use a “cut off” date no more than three business days prior to the Closing Date.

(i)

Prior to or on the Closing Date, the Representatives shall have been furnished by the Bank such additional documents and certificates as the Representatives or counsel for the Underwriters may reasonably request.

All opinions, certificates, letters and documents referred to in this Section 5 will be in compliance with the provisions of this Agreement only if they are satisfactory in form and substance to the Representatives and to counsel for the Underwriters. The Bank will furnish to the Representatives conformed copies of such opinions, certificates, letters and other documents in such number as the Representatives will reasonably request.

6.	COVENANTS OF THE BANK

The Bank covenants with each Underwriter as follows:

(a)

To prepare the Prospectus in a form reasonably approved by the Representatives and to file the Prospectus with the Commission pursuant to Rule 424(b) under the Securities Act not later than the Commission’s close of business on the second business day following the execution and delivery of this Agreement; before amending or supplementing the Registration Statement, the Time of Sale Prospectus or the Prospectus prior to the Time of Delivery, to furnish to the Representatives a copy of each such proposed amendment or supplement and not to file any such proposed amendment or supplement to which the Representatives shall have reasonably objected in a timely manner by written notice to the Bank; to file promptly all reports required to be filed by the Bank with the Commission pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act for so long as the delivery of a prospectus is required in connection with the offering or sale of the Securities, and during such same period to advise the Representatives, promptly after it receives notice thereof, (A) of the time when any amendment to the Registration Statement has been filed or becomes effective or any supplement to the Preliminary Prospectus or the Prospectus has been filed, in each case, as applicable, with the Commission, (B) of the issuance by the Commission of any stop order or of any order preventing or suspending the use of any prospectus relating to the Securities or the effectiveness of the Registration Statement, (C) of the suspension of the qualification of the Securities for offering or sale in any jurisdiction or the initiation or threatening of any proceeding for any such purpose, or (D) of any request by the Commission for the amending or supplementing of the Registration Statement, the Base Prospectus, the Preliminary Prospectus, the Time of Sale Prospectus or the Prospectus or for additional information relating to the Securities; and, in the event of the issuance of any such stop order or of any such order preventing or suspending the use of any prospectus relating to the Securities or suspending any such qualification, to promptly use its best efforts to obtain the withdrawal of such order.

(b)

To endeavor to qualify the Securities for offer and sale under the securities or Blue Sky laws of such jurisdictions as the Representatives shall reasonably request; provided that in no event shall the Bank be obligated to qualify to do business in any jurisdiction where it is not now so qualified, to file any general consent to service of process or to take any action that would subject it to general service of process or to taxation in any jurisdiction where it is not now so subject.

(c)

To furnish to the Representatives, without charge, and to each of the Underwriters, so long as delivery of a prospectus by an Underwriter or dealer may be required by the Securities Act, as many copies of the Time of Sale Prospectus, the Prospectus, any documents incorporated therein by reference and any supplements and amendments thereto as the Representatives may reasonably request.

(d)

To furnish to the Representatives a copy of each proposed free writing prospectus to be used by, or referred to by the Bank and not to use or refer to any proposed free writing prospectus to which the Representatives reasonably objects. Each free writing prospectus conformed or will conform in all material respects to the requirements of the Securities Act and the rules and regulations of the Commission on the date of first use, and the Bank will comply with any filing requirements applicable to such free writing prospectus pursuant to Rule 433 of the rules and regulations of the Commission and each free writing prospectus will not, as of its issue date and through the time the Securities are delivered, include any information that conflicts with the information contained in the Registration Statement, the Preliminary Prospectus, the Time of Sale Prospectus and the Prospectus.

(e)

Other than the filing with the Commission of the final term sheet substantially in the form set forth in Schedule 4 hereto, not to knowingly take any action that would result in an Underwriter or the Bank being required to file with the Commission pursuant to Rule 433(d) under the Securities Act a free writing prospectus prepared by or on behalf of the Underwriter that the Underwriter otherwise would not have been required to file thereunder.

(f)

If the Time of Sale Prospectus is being used to solicit offers to buy the Securities at a time when the Prospectus is not yet available to prospective purchasers and any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Time of Sale Prospectus in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or if any event shall occur or condition exist as a result of which the Time of Sale Prospectus conflicts with the information contained in the Registration Statement then on file, or if it is necessary to amend or supplement the Time of Sale Prospectus or to file under the Exchange Act any document incorporated by reference in the Time of Sale Prospectus in order to comply with the Securities Act, the Exchange Act or the Trust Indenture Act, forthwith to notify the Representatives and, upon the request of the Representatives, prepare, file with the Commission, as applicable, and furnish, at its own expense, to the Underwriters and to any dealer upon request, either amendments or supplements to the Time of Sale Prospectus so that the statements in the Time of Sale Prospectus as so amended or supplemented will not, in the light of the circumstances when delivered to a prospective purchaser, be misleading or so that the Time of Sale Prospectus, as amended or supplemented, will no longer conflict with the Registration Statement, or so that the Time of Sale Prospectus, as amended or supplemented, will comply with applicable law.

(g)

If, during such period after the filing of the Prospectus with the Commission, the Prospectus (or in lieu thereof the notice referred to in Rule 173(a) under the Securities Act) is required by law to be delivered in connection with sales by an Underwriter or dealer, any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Prospectus in order to make the statements therein, in the light of the circumstances when the Prospectus (or in lieu thereof the notice referred to in Rule 173(a) under the Securities Act) is delivered to a purchaser, not misleading, or if it is necessary to amend or supplement the Prospectus or to file under the Exchange Act any document incorporated by reference in the Prospectus in order to comply with the Securities Act, the Exchange Act or the Trust Indenture Act, forthwith to notify the Representatives, and, upon the request of the Representatives, prepare, file with the Commission, as applicable, and furnish, at its own expense, to the Underwriters and to the dealers (whose names and addresses the Representatives will furnish to the Bank) to which Securities may have been sold by the Representatives on behalf of the Underwriters and to any other dealers upon request, either amendments or supplements to the Prospectus so that the statements in the Prospectus as so amended or supplemented will not, in the light of the circumstances when the Prospectus (or in lieu thereof the notice referred to in Rule 173(a) under the Securities Act) are delivered to a purchaser, be misleading or so that the Prospectus, as amended or supplemented, will comply with applicable law.

(h)

To make generally available to the Bank’s security holders and to the Representatives as soon as practicable, but in any event not later than eighteen months after the effective date (as defined in Rule 158(c) under the Securities Act) of the Registration Statement, an earnings statement of the Bank and its subsidiaries (which need not be audited) covering a period of at least twelve months beginning with the first fiscal quarter of the Bank occurring after the date of this Agreement which shall satisfy the provisions of Section 11(a) of the Securities Act and the rules and regulations of the Commission thereunder; provided that the Bank may make such earnings statements generally available by filing quarterly and annual reports with the Commission as may be required by the Exchange Act.

(i)

Whether or not the transactions contemplated in this Agreement are consummated or this Agreement is terminated, to pay or cause to be paid all expenses incident to the performance of its obligations under this Agreement, including: (i) the fees, disbursements and expenses of the Bank’s counsel and the Bank’s accountants in connection with the preparation and filing of the Base Prospectus, the Preliminary Prospectus, the Prospectus and any amendment or supplement thereof with the Commission, the registration and delivery of the Securities under the Securities Act and all other fees or expenses in connection with the preparation and filing of the Registration Statement, the Base Prospectus, the Preliminary Prospectus, the Time of Sale Prospectus, the Prospectus, any free writing prospectus prepared by or on behalf of, used by, or referred to by the Bank and amendments and supplements to any of the foregoing, including the filing fees payable to the Commission relating to the Securities, all printing costs associated therewith, and the mailing and delivering of copies thereof to the Underwriters and dealers, in the quantities hereinabove specified, (ii) all costs and expenses related to the transfer and delivery of the Securities to the Underwriters, including any transfer or similar taxes payable thereon, (iii) the cost of printing or producing any Blue Sky or legal investment memorandum in connection with the offer and sale of the Securities under state securities laws and all expenses in connection with the qualification of the Securities for offer and sale under state securities laws as provided in Section 6(b) hereof, including filing fees and the reasonable and documented fees and disbursements of counsel for the Underwriters in connection with such qualification and in connection with the Blue Sky or legal investment memorandum, (iv) all filing fees and the reasonable and documented fees and disbursements of counsel to the Underwriters incurred in connection with the review and qualification of the offering of the Securities by the Financial Industry Regulatory Authority, Inc., (v) any fees charged by the rating agencies for the rating of the Securities, (vi) the cost of the preparation, issuance and delivery of the Securities, (vii) the fees and expenses of any Trustee and any agent of any Trustee and the reasonable fees and disbursements of counsel for any Trustee in connection with any Indenture and the Securities, (viii) the costs and expenses of the Bank relating to investor presentations on any “road show” undertaken in connection with the marketing of the offering of the Securities, including, without limitation, expenses associated with the preparation or dissemination of any electronic road show, expenses associated with the production of road show slides and graphics, fees and expenses of any consultants engaged in connection with the road show presentations with the prior approval of the Bank, and travel and lodging expenses of the representatives and officers of the Bank and any such consultants (ix) the document production charges and expenses associated with printing this Agreement, (x) the services of Ernst & Young LLP, (xi) the services of Mayer Brown LLP and Blake, Cassels & Graydon LLP and (xii) all other costs and expenses incident to the performance of the obligations of the Bank hereunder for which provision is not otherwise made in this Section 6. It is understood, however, that, except as provided in this Section 6, Section 8 entitled “Indemnity and Contribution,” and the last paragraph of Section 9 below, the Underwriters will pay all of their own costs and expenses including, transfer taxes payable on resale of any of the Securities by them, any advertising expenses connected with any offers they may make and the fees and disbursements of their counsel.

(j)

During the period beginning on the date hereof and continuing to and including the Closing Date, not to offer, sell, contract to sell or otherwise dispose of in the United States any debt securities of the Bank or warrants to purchase or otherwise acquire debt securities of the Bank substantially similar to the Securities (other than (i) the Securities, (ii) commercial paper or Yankee certificates of deposit with a maturity of no more than 12 months issued in the ordinary course of business or (iii) securities or warrants permitted with the prior written consent of the Representatives).

(k)

To prepare a final term sheet relating to the offering of the Securities, containing only information that describes the final terms of the Securities or the offering in a form consented to by the Representatives (such consent not to be unreasonably withheld), and to file such final term sheet within two days of the later of the date such final terms have been established for the offering of the Securities and the date of first use.

(l)

The Bank will not take, directly or indirectly, any action designed to cause or result in, or that might cause or result in, stabilization or manipulation of the price of the Securities to facilitate the sale or resale of the Securities.

(m)

The Bank and each Underwriter, on a several basis, covenants and agrees that, during the distribution of the Securities, it will not provide any potential investor with any materials or information in relation to the distribution of the Securities or the Bank other than the Preliminary Prospectus, the Prospectus, the free writing prospectus, and any amendments or supplements to the foregoing in accordance with this Agreement.

7.	COVENANTS OF THE UNDERWRITERS

(a)

Each Underwriter represents and warrants to, and agrees with, the Bank and each other Underwriter that it has not made, and will not make, any offer relating to the Securities that would constitute a free writing prospectus without the prior consent of the Bank and the Representatives (such consent not to be unreasonably withheld), provided, however, that prior to the preparation of the final term sheet substantially in the form set forth in Schedule 4 hereto, the Underwriters are authorized to use a free writing prospectus that contains only information (i) describing the preliminary terms of the Securities or their offering or (ii) describing the final terms of the Securities which will not be inconsistent with the final term sheet substantially in the form set forth in Schedule 4 hereto.

(b)

Each Underwriter represents and agrees that it has not offered or sold, directly or indirectly, and that it will not, directly or indirectly, offer, sell or deliver, any of the Securities in or from Canada or to any resident of Canada, provided that the Underwriters may, in their discretion, resell such Securities to the Canadian investment dealer affiliate of CIBC World Markets Corp. Each Underwriter further agrees that it will include a comparable provision in any sub-underwriting, banking group or selling group agreement or similar arrangement with respect to the Securities that may be entered into by such Underwriter.

CIBC World Markets Corp. further agrees that (i) any offer or sale by its Canadian investment dealer affiliate of the Notes, as contemplated in the paragraph above, purchased by it hereunder in Canada or to any resident of Canada shall only be effected on a private placement basis in accordance with applicable exemptions under the applicable securities laws in the relevant jurisdictions; and (ii) neither it nor its Canadian investment dealer affiliate will distribute or deliver the Prospectus or Prospectus Supplement or any other offering material relating to Securities purchased by it hereunder, in Canada in contravention of the securities laws or regulations of any province or territory of Canada.

(c)

Each Underwriter represents and warrants to, and agrees with, the Bank that none of the payments to be made to the Underwriter by the Bank under this Agreement shall be for services rendered in Canada by or on behalf of such Underwriter.

8.	INDEMNITY AND CONTRIBUTION

(a)

The Bank agrees to indemnify and hold harmless each Underwriter, each person, if any, who controls any Underwriter within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, each affiliate of any Underwriter within the meaning of Rule 405 under the Securities Act and any agent of any Underwriter from and against any and all losses, claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) caused by or based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any amendment thereof, the Base Prospectus, the Preliminary Prospectus, the Time of Sale Prospectus, any issuer free writing prospectus or road show, each as defined in Rule 433(h) under the Securities Act, and, in the case of a road show, as identified on Schedule 5 hereto, any Bank information that the Bank has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act or the Prospectus or any amendment or supplement thereto, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages or liabilities are caused by any such untrue statement or omission or alleged untrue statement or omission based upon information relating to any Underwriter furnished to the Bank in writing by such Underwriter through the Representatives expressly for use therein.

(b)

Each Underwriter agrees, severally and not jointly, to indemnify and hold harmless the Bank, its directors, its officers who sign the Registration Statement and each person, if any, who controls the Bank within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the foregoing indemnity from the Bank to such Underwriter, but only with reference to information relating to such Underwriter furnished to the Bank in writing by such Underwriter through the Representatives expressly for use in the Registration Statement or any amendment thereof, the Base Prospectus, any preliminary prospectus, the Time of Sale Prospectus, the Prospectus or any amendment or supplement thereto, any issuer free writing prospectus or road show, each as defined in Rule 433(h) under the Securities Act, and, in the case of a road show, as identified on Schedule 5 hereto, or any amendment or supplement thereto.

(c)

In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to Section 8(a) or 8(b), such person (the indemnified party) shall promptly notify the person against whom such indemnity may be sought (the indemnifying party) in writing and the indemnifying party, upon request of the indemnified party, shall retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceeding and shall pay the fees and disbursements of such counsel related to such proceeding; provided, however, that the failure to so notify the indemnifying party will not relieve it from any liability which it may have under this Section 8 except to the extent it has been prejudiced in any material respect by such failure or from any liability which it may have to an indemnified party otherwise under this Section 8. In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel, (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them, including that the Underwriters have been advised by counsel that there may be one or more legal defenses available to the Underwriters which are different from or additional to those available to the Bank and in the judgment of such counsel it is advisable for the Underwriters to employ separate counsel or (iii) the Bank has failed to assume the defense of such action and employ counsel satisfactory to the Underwriters, in which event the fees and expenses of such separate counsel will be paid by the Bank. It is understood that the indemnifying party shall not, except as noted in the preceding sentence, in respect of the legal expenses of any indemnified party in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all such indemnified parties and that all such fees and expenses shall be reimbursed as they are incurred. Such firm shall be designated in writing by the Representatives, in the case of parties indemnified pursuant to Section 8(a), and by the Bank, in the case of parties indemnified pursuant to Section 8(b). The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent (which consent will not be unreasonably withheld), but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by the second and third sentences of this paragraph, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 30 days after receipt by such indemnifying party of the aforesaid request and (ii) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding and does not include any statements as to or any findings of fault, culpability or failure to act by or on behalf of any indemnified party.

(d)

To the extent the indemnification provided for in Section 8(a) or Section 8(b) is unavailable to an indemnified party or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then each indemnifying party under such paragraph, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the Bank on the one hand and the Underwriters on the other hand from the offering of the Securities or (ii) if the allocation provided by clause 8(d)(i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause 8(d)(i) above but also the relative fault of the Bank on the one hand and of the Underwriters on the other hand in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Bank on the one hand and the Underwriters on the other hand in connection with the offering of the Securities shall be deemed to be in the same respective proportions as the net proceeds from the offering of the Securities (before deducting expenses) received by the Bank and the total underwriting discounts and commissions received by the Underwriters bear to the aggregate initial public offering price of the Securities as set forth in the Prospectus. The relative fault of the Bank on the one hand and the Underwriters on the other hand shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Bank or by the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Underwriters’ respective obligations to contribute pursuant to this Section 8 are several in proportion to the respective principal amounts of Securities they have purchased hereunder, and not joint.

(e)

The Bank and the Underwriters agree that it would not be just or equitable if contribution pursuant to Section 8(d) were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in Section 8(d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages and liabilities referred to in Section 8(d) shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim which is subject to Section 8(d). Notwithstanding the provisions of Section 8(d), no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Securities underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages that such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The remedies provided for in this Section 8 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified party at law or in equity.

(f)

The indemnity and contribution provisions contained in this Section 8 and the representations, warranties and other statements of the Bank contained in this Agreement shall remain operative and in full force and effect regardless of (i) any termination of this Agreement, (ii) any investigation made by or on behalf of any Underwriter, any person controlling any Underwriter or any affiliate of any Underwriter or by or on behalf of the Bank, its officers or directors or any person controlling the Bank and (iii) acceptance of and payment for any of the Securities.

9.	TERMINATION

(a)

The Underwriters may terminate this Agreement by notice given by the Representatives to the Bank, if after the execution and delivery of this Agreement and prior to the Time of Delivery (i) trading generally shall have been suspended or materially limited on, or by, as the case may be, any of the New York Stock Exchange or the Toronto Stock Exchange, (ii) trading of any securities of the Bank shall have been suspended or materially limited on any exchange or in any over-the-counter market, (iii) a material disruption in securities settlement, payment or clearance services in the United States or Canada shall have occurred, (iv) any moratorium on commercial banking activities shall have been declared by U.S. federal, New York State, Canadian federal or Ontario provincial authorities, (v) there shall have occurred any outbreak or escalation of hostilities involving the United States or Canada or there shall have been a declaration of a national emergency or war by the United States or Canada, or (vi) any material adverse change in financial markets in the United States or Canada should be such as to make it, in the judgment of the Representatives, impracticable or inadvisable to proceed with the offer, sale or delivery of the Securities on the terms and in the manner contemplated in the Time of Sale Prospectus or the Prospectus. Any termination of this Agreement pursuant to this Section 9 will be without liability on the part of the Bank or any Underwriter, except as otherwise provided in Sections 6(j), 8 and 9(b) hereof.

(b)

If the sale of the Securities provided for herein is not consummated by reason of acts of the Bank or changes in circumstances of the Bank pursuant to this Section 9 which prevent this Agreement from becoming effective, or by reason of any failure, refusal or inability on the part of the Bank to perform any agreement on its part to be performed or because any other condition of the Underwriters’ obligations hereunder is not fulfilled or if the Underwriters decline to purchase the Securities for any reason permitted under this Agreement, the Bank will reimburse the Underwriters for all reasonable out-of-pocket disbursements (including fees and expenses of counsel to the Underwriters) incurred by the Underwriters in connection with any investigation or preparation made by them in respect of the marketing of the Securities or in contemplation of the performance by them of their obligations hereunder.

10.	EFFECTIVENESS; DEFAULTING UNDERWRITERS

This Agreement shall become effective upon the execution and delivery hereof by the parties hereto.

If, on the Closing Date, any one or more of the Underwriters shall fail or refuse to purchase Securities that it has or they have agreed to purchase hereunder on such date, and the aggregate principal amount of Securities which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase is not more than one-tenth of the aggregate principal amount of the Securities to be purchased on such date, the other Underwriters shall be obligated severally in the proportions that the principal amount of Securities set forth opposite their respective names in Schedule 2 bears to the aggregate principal amount of Securities set forth opposite the names of all such non-defaulting Underwriters, or in such other proportions as the Representatives may specify, to purchase the Securities which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase on such date; provided that in no event shall the principal amount of Securities that any Underwriter has agreed to purchase pursuant to this Agreement be increased pursuant to this Section 10 by an amount in excess of one-tenth of such principal amount of Securities set forth opposite its name in Schedule 2 hereto without the written consent of such Underwriter. If, on the Closing Date, any Underwriter or Underwriters shall fail or refuse to purchase Securities and the aggregate principal amount of Securities with respect to which such default occurs is more than one-tenth of the aggregate principal amount of Securities to be purchased on such date, and arrangements satisfactory to the Representatives and the Bank for the purchase of such Securities are not made within 36 hours after such default, this Agreement shall terminate without liability on the part of any non-defaulting Underwriter or the Bank. In any such case either the Representatives or the Bank shall have the right to postpone the Closing Date, but in no event for longer than seven days, in order that the required changes, if any, in the Registration Statement, the Time of Sale Prospectus or the Prospectus, as amended or supplemented, if applicable, or in any other documents or arrangements may be effected. Any action taken under this paragraph shall not relieve any defaulting Underwriter from liability in respect of any default of such Underwriter under this Agreement.

11.	ENTIRE AGREEMENT

(a)

This Agreement, together with any contemporaneous written agreements and any prior written agreements (to the extent not superseded by this Agreement) that relate to the offering of the Securities, represents the entire agreement between the Bank and the Underwriters with respect to the preparation of any preliminary prospectus, the Time of Sale Prospectus, the Prospectus, the conduct of the offering, and the purchase and sale of the Securities.

(b)

The Bank acknowledges that in connection with the offering of the Securities, notwithstanding any preexisting relationship, advisory or otherwise, between the parties or any oral representations or assurances previously or subsequently made by the Underwriters:

(i)

no fiduciary or agency relationship between the Bank and any other person, on the one hand, and the Underwriters, on the other hand, exists (except to the extent disclosed in the Registration Statement, the Preliminary Prospectus, the Time of Sale Prospectus and Prospectus);

(ii)

the Underwriters are not acting as advisors, experts or otherwise, to the Bank, including, without limitation, with respect to the determination of the public offering price of the Securities, and such relationship between the Bank, on the one hand, and the Underwriters, on the other hand, is entirely and solely a commercial relationship, based on arms-length negotiations;

(iii)	the Underwriters owe the Bank only those duties and obligations set forth in this Agreement and prior written agreements (to the extent not superseded by this Agreement), if any; and

(iv)

the Underwriters may have interests that differ from those of the Bank. The Bank waives to the full extent permitted by applicable law any claims it may have against the Underwriters arising from an alleged breach of fiduciary duty in connection with the offering of the Securities.

12.	USA PATRIOT ACT

In accordance with the requirements of the USA PATRIOT Act, the Underwriters are required to obtain, verify and record information that identifies their respective clients, including the Bank, which information may include the name and address of their respective clients, as well as other information that will allow the Underwriters to properly identify their respective clients.

13.	INFORMATION FURNISHED BY UNDERWRITERS

The Underwriters severally confirm that the information appearing in the list of names of each of the Underwriters under the caption “Underwriting” in the Preliminary Prospectus, the Time of Sale Prospectus and the Prospectus and the statements in the tenth and eleventh paragraphs under the caption “Underwriting” in the Preliminary Prospectus, the Time of Sale Prospectus and the Prospectus, constitute the only written information furnished to the Bank by the Representatives on behalf of the Underwriters.

14.	RESEARCH ANALYST INDEPENDENCE

The Bank acknowledges that the Underwriters’ research analysts and research departments are required to be independent from their respective investment banking divisions and are subject to certain regulations and internal policies, and that such Underwriters’ research analysts may hold views and make statements or investment recommendations and/or publish research reports with respect to the Bank and/or the offering of the Securities that differ from the views of their respective investment banking divisions. The Bank hereby waives and releases, to the fullest extent permitted by law, any claims that the Bank may have against the Underwriters with respect to any conflict of interest that may arise from the fact that the views expressed by their independent research analysts and research departments may be different from or inconsistent with the views or advice communicated to the Bank by such Underwriters’ investment banking divisions. The Bank acknowledges that each of the Underwriters is a full service securities firm and as such from time to time, subject to applicable securities laws, may effect transactions for its own account or the account of its customers and hold long or short positions in debt or equity securities of the companies that may be the subject of the transactions contemplated by this Agreement.

15.	COUNTERPARTS

This Agreement may be signed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This agreement may be executed by manual, facsimile or electronic signature, and signatures of the parties hereto transmitted by electronic delivery methods shall be deemed to be their original signatures for all purposes and shall constitute effective execution and delivery of this Agreement. The use of electronic signatures, records and delivery methods shall be of the same legal effect, validity or enforceability as a manually executed signature and physical delivery thereof to the fullest extent permitted by applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act and any other applicable law.

16.	APPLICABLE LAW

This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

17.	HEADINGS

The headings of the sections of this Agreement have been inserted for convenience of reference only and shall not be deemed a part of this Agreement.

18.	NOTICES

All communications hereunder shall be in writing (including email) and effective only upon receipt and if to the Underwriters shall be delivered, mailed or sent to the Representatives at the address set forth in Schedule 1 hereto; and if to the Bank shall be delivered, mailed or sent to the address set forth in Schedule 1 hereto.

19.	RECOGNITION OF THE U.S. SPECIAL RESOLUTION REGIMES

(a)

In the event that any Underwriter that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Underwriter of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

(b)

In the event that any Underwriter that is a Covered Entity or a BHC Act Affiliate of such Underwriter becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Agreement that may be exercised against such Underwriter are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

(c)	As used in this Section 19:

(i)	“BHC Act Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k).

(ii)	“Covered Entity” means any of the following:

(A)	“covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

(B)	a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

(C)	a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

(iii)	“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

(iv)

“U.S. Special Resolution Regime” means each of (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

20.	SUBMISSION TO JURISDICTION; APPOINTMENT OF AGENT FOR SERVICE

(a)

The Bank irrevocably submits to the non-exclusive jurisdiction of any New York State or United States Federal court sitting in The City of New York over any suit, action or proceeding arising out of or relating to this Agreement, the Prospectus, the Registration Statement, or the transactions contemplated hereby or thereby. The Bank irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of any such suit, action or proceeding brought in such a court and any claim that any such suit, action or proceeding brought in such a court has been brought in an inconvenient forum. To the extent that the Bank has or hereafter may acquire any immunity (on the grounds of sovereignty or otherwise) from the jurisdiction of any court or from any legal process with respect to itself or its property, the Bank irrevocably waives, to the fullest extent permitted by law, such immunity in respect of any such suit, action or proceeding.

(b)

The Bank hereby irrevocably appoints Achilles M. Perry of Canadian Imperial Bank of Commerce, with offices at 425 Lexington Avenue, 3rd Floor, New York, NY 10017 as its agent for service of process in any suit, action or proceeding described in the preceding paragraph and agrees that service of process in any such suit, action or proceeding may be made upon it at the office of such agent. The Bank waives, to the fullest extent permitted by law, any other requirements of or objections to personal jurisdiction with respect thereto. The Bank represents and warrants that such agent has agreed to act as the Bank’s agent for service of process, and the Bank agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect.

21.	WAIVER OF RIGHT TO TRIAL BY JURY

EACH OF THE PARTIES HEREBY EXPRESSLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING UNDER THIS AGREEMENT OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF ANY OF THE PARTIES WITH RESPECT TO THIS AGREEMENT WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER FOUNDED IN CONTRACT OR TORT OR OTHERWISE; AND EACH OF THE PARTIES AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY, AND THAT ANY OF THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 21 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE SIGNATORIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

22.	JUDGMENT CURRENCY

If for the purposes of obtaining judgment in any court it is necessary to convert a sum due hereunder into any currency other than United States dollars, the parties hereto agree, to the fullest extent permitted by law, that the rate of exchange used shall be the rate at which in accordance with normal banking procedures the Representatives could purchase United States dollars with such other currency in The City of New York on the business day preceding that on which final judgment is given. The obligation of the Bank with respect to any sum due from it to any Underwriter or any person controlling any Underwriter shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first business day following receipt by such Underwriter or controlling person of any sum in such other currency, and only to the extent that such Underwriter or controlling person may in accordance with normal banking procedures purchase United States dollars with such other currency. If the United States dollars so purchased are less than the sum originally due to such Underwriter or controlling person hereunder, the Bank agrees as a separate obligation and notwithstanding any such judgment, to indemnify such Underwriter or controlling person against such loss. If the United States dollars so purchased are greater than the sum originally due to such Underwriter or controlling person hereunder, such Underwriter or controlling person agrees to pay to the Bank an amount equal to the excess of the dollars so purchased over the sum originally due to such Underwriter or controlling person hereunder.

[Signature pages follow]

SIGNATORIES

Very truly yours,

CANADIAN IMPERIAL BANK OF COMMERCE

By:	/s/ Wojtek Niebrzydowski
Name: Wojtek Niebrzydowski
Title: VP Global Term Funding, Treasury

[Canadian Imperial Bank of Commerce – Signature Page to Underwriting Agreement]

Accepted as of the date hereof

By:	CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Adam D. Bordner
Name: Adam D. Bordner
Title: Director

[Citigroup Global Markets Inc. – Signature Page to Underwriting Agreement]

By: BOFA SECURITIES, INC.

By:	/s/ Andrew R. Karp
Name: Andrew R. Karp
Title: Managing Director

[BofA Securities, Inc. – Signature Page to Underwriting Agreement]

By: CIBC WORLD MARKETS CORP.

By:	/s/ Jeff Wilson
Name: Jeff Wilson
Title: Executive Director

[CIBC World Markets Corp. – Signature Page to Underwriting Agreement]

By: J.P. MORGAN SECURITIES LLC

By:	/s/ Stephen L. Sheiner
Name: Stephen L. Sheiner
Title: Executive Director

[J.P. Morgan Securities LLC – Signature Page to Underwriting Agreement]

By: WELLS FARGO SECURITIES, LLC

By:	/s/ Carolyn Hurley
Name: Carolyn Hurley
Title: Managing Director

[Wells Fargo Securities, LLC – Signature Page to Underwriting Agreement]

SCHEDULE 1

Representatives:	Citigroup Global Markets Inc., BofA Securities, Inc., CIBC World Markets Corp., J.P. Morgan Securities LLC and Wells Fargo Securities, LLC

Indenture:	Indenture, dated as of September 14, 2010, between the Bank and the Trustee, as supplemented by the First Supplemental Indenture, dated as of April 2, 2019, between the Bank and the Trustee

Trustee:	The Bank of New York Mellon

Registration Statement File No.:	333-259240

Time of Sale Prospectus:	Prospectus dated September 28, 2021, relating to the Shelf Securities.

The preliminary prospectus supplement dated March 30, 2022 relating to the Securities.

The free writing prospectus attached hereto as Schedule 4, to be filed by the Bank under Rule 433(d) of the Securities Act.

Securities to be Purchased:

US$650,000,000 Floating Rate Senior Notes due 2025 (the Floating Rate Notes)

US$1,350,000,000 3.300% Senior Notes due 2025 (the 2025 Fixed Rate Notes)

US$1,000,000,000 3.450% Senior Notes due 2027 (the 2027 Fixed Rate Notes)

US$1,000,000,000 3.600% Senior Notes due 2032 (the 2032 Fixed Rate Notes)

Aggregate Principal Amount:

US$650,000,000 aggregate principal amount of Floating Rate Notes

US$1,350,000,000 aggregate principal amount of 2025 Fixed Rate Notes

US$1,000,000,000 aggregate principal amount of 2027 Fixed Rate Notes

US$1,000,000,000 aggregate principal amount of 2032 Fixed Rate Notes

1

Purchase Price:

100.000% of the principal amount of the Floating Rate Notes, plus accrued interest, if any, from and including April 7, 2022

99.946% of the principal amount of the 2025 Fixed Rate Notes, plus accrued interest, if any, from and including April 7, 2022

99.873% of the principal amount of the 2027 Fixed Rate Notes, plus accrued interest, if any, from and including April 7, 2022

99.642% of the principal amount of the 2032 Fixed Rate Notes, plus accrued interest, if any, from and including April 7, 2022

Maturity Date:	April 7, 2025 for the Floating Rate Notes April 7, 2025 for the 2025 Fixed Rate Notes April 7, 2027 for the 2027 Fixed Rate Notes April 7, 2032 for the 2032 Fixed Rate Notes

Interest Rate:

For the Floating Rate Notes, Compounded SOFR determined by reference to SOFR Index (each as defined in the Preliminary Prospectus) plus a margin of 94 basis points

3.300% per annum for the 2025 Fixed Rate Notes, accruing from and including April 7, 2022

3.450% per annum for the 2027 Fixed Rate Notes, accruing from and including April 7, 2022

3.600% per annum for the 2032 Fixed Rate Notes, accruing from and including April 7, 2022

Interest Payment Dates:

January 7, April 7, July 7 and October 7 of each year, commencing on July 7, 2022, and at maturity for the Floating Rate Notes

April 7 and October 7 of each year, commencing on October 7, 2022 for the 2025 Fixed Rate Notes

April 7 and October 7 of each year, commencing on October 7, 2022 for the 2027 Fixed Rate Notes

April 7 and October 7 of each year, commencing on October 7, 2022 for the 2032 Fixed Rate Notes

Day Count Convention:	Actual/360 for the Floating Rate Notes 30/360 for the 2025 Fixed Rate Notes 30/360 for the 2027 Fixed Rate Notes 30/360 for the 2032 Fixed Rate Notes

2

“Business Day” Definition:	Any day other than a Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions are authorized or obligated by law, regulation or executive order to close in the City of New York or Toronto, Ontario.

“U.S. Government Securities Business Day” Definition:	Any day except for a Saturday, a Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Closing Date and Time:	April 7, 2022; 9:00 a.m.

Closing Location:	Allen & Overy LLP 1221 Avenue of the Americas New York, NY 10020

Address for Notices to the Underwriters:

Citigroup Global Markets Inc.

388 Greenwich Street

New York, NY 10013

Attention: General Counsel

Facsimile: (646) 291-1469

and

BofA Securities, Inc.

1540 Broadway

NY8-540-26-02

New York, NY 10036

Facsimile: (212) 901-7881

Attention: High Grade Debt Capital Markets Transaction Management/Legal

and

CIBC World Markets Corp.

425 Lexington Avenue, 2nd Floor

New York, NY 10017

Facsimile: (212) 667-8366

Attention: General Counsel

and

J.P. Morgan Securities LLC

383 Madison Ave.

New York, NY 10179

Attention: Investment Grade Syndicate Desk

Telephone: (212) 834-4533

Facsimile: (212) 834-6081

3

and

Wells Fargo Securities, LLC

550 South Tryon Street, 5th Floor

Charlotte, NC 28202

Attention: Transaction Management

E-mail: tmgcapitalmarkets@wellsfargo.com

with a copy to

Allen & Overy LLP

1221 Avenue of the Americas

New York, NY 10020

Facsimile: (212) 610-6399

Attention: Justin S. Cooke

Address for Notices to the Bank:

Canadian Imperial Bank of Commerce

81 Bay Street

CIBC Square

Toronto, ON M5J 0E7

Facsimile: (416) 980-7012

Attention: The Corporate Secretary

with a copy to

Blake, Cassels & Graydon LLP

199 Bay Street

Suite 4000, Commerce Court

Toronto, ON M5L 1A9

Facsimile: (416) 863-2653

Attention: Stacy McLean

and

Mayer Brown LLP

71 S. Wacker Dr.

Chicago, IL 60606

Facsimile: (312) 706-8106

email: ebest@mayerbrown.com

Attention: Edward S. Best

4

SCHEDULE 2

Underwriter	Principal Amount of Floating Rate Notes		Principal Amount of 2025 Fixed Rate Notes		Principal Amount of 2027 Fixed Rate Notes		Principal Amount of 2032 Fixed Rate Notes
Citigroup Global Markets Inc.	US$	123,500,000	US$	256,500,000	US$	190,000,000	US$	190,000,000
BofA Securities, Inc.		$118,625,000		$246,375,000		$182,500,000		$182,500,000
CIBC World Markets Corp.		$118,625,000		$246,375,000		$182,500,000		$182,500,000
J.P. Morgan Securities LLC		$118,625,000		$246,375,000		$182,500,000		$182,500,000
Wells Fargo Securities, LLC		$118,625,000		$246,375,000		$182,500,000		$182,500,000
Barclays Capital Inc.		$6,500,000		$13,500,000		$10,000,000		$10,000,000
BNP Paribas Securities Corp.		$6,500,000		$13,500,000		$10,000,000		$10,000,000
Credit Suisse Securities (USA) LLC		$6,500,000		$13,500,000		$10,000,000		$10,000,000
Deutsche Bank Securities Inc.		$6,500,000		$13,500,000		$10,000,000		$10,000,000
Goldman Sachs & Co. LLC		$6,500,000		$13,500,000		$10,000,000		$10,000,000
HSBC Securities (USA) Inc.		$6,500,000		$13,500,000		$10,000,000		$10,000,000
Morgan Stanley & Co. LLC		$6,500,000		$13,500,000		$10,000,000		$10,000,000
UBS Securities LLC		$6,500,000		$13,500,000		$10,000,000		$10,000,000
Total	US$650,000,000		US$1,350,000,000		US$1,000,000,000		US$1,000,000,000

1

SCHEDULE 3

SIGNIFICANT SUBSIDIARIES

Name of Significant Subsidiary	Jurisdiction of Incorporation of Significant Subsidiary	Percentage of Direct or Indirect Ownership of each Significant Subsidiary by the Bank

CIBC Cayman Holdings Limited	Cayman Islands	100%

CIBC Bancorp USA Inc.	State of Delaware	100%

1

SCHEDULE 4

(To Prospectus dated September 28, 2021 and

Preliminary Prospectus Supplement dated

March 30, 2022)

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the US Securities and Exchange Commission. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document where required by applicable law.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors and tax consequences relating to the securities offered, before making an investment decision. Investing in the Notes involves risks. See the “Risk Factors” sections of the Prospectus Supplement and the accompanying Prospectus.

CANADIAN IMPERIAL BANK OF COMMERCE

US$650,000,000 Floating Rate Notes due 2025 (the “Floating Rate Notes”)

US$1,350,000,000 3.300% Senior Notes due 2025 (the “2025 Fixed Rate Notes”)

US$1,000,000,000 3.450% Senior Notes due 2027 (the “2027 Fixed Rate Notes”)

US$1,000,000,000 3.600% Senior Notes due 2032 (the “2032 Fixed Rate Notes”)

(together, the “Notes”)

Pricing Term Sheet

March 30, 2022

Issuer:	Canadian Imperial Bank of Commerce (the “Bank”)

Pricing Date:	March 30, 2022

Settlement Date**:	April 7, 2022 (T+6)

Joint Book-Running Managers:	Citigroup Global Markets Inc. BofA Securities, Inc. CIBC World Markets Corp. J.P. Morgan Securities LLC Wells Fargo Securities, LLC

Co-Managers:

Barclays Capital Inc.

BNP Paribas Securities Corp.

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

Goldman Sachs & Co. LLC

HSBC Securities (USA) Inc.

Morgan Stanley & Co. LLC

UBS Securities LLC

1

Bail-inable Notes:	The Notes are bail-inable notes and subject to conversion in whole or in part—by means of a transaction or series of transactions and in one or more steps—into common shares of the Bank or any of its affiliates under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act (the “CDIC Act”) and to variation or extinguishment in consequence, and subject to the application of the laws of the Province of Ontario and the federal laws of Canada applicable therein in respect of the operation of the CDIC Act with respect to the Notes. For a description of the Canadian bank resolution powers and related risk factors attaching to investment in the Notes, see information under the headings “Description of Notes—Special Provisions Related to Bail-in Regime” and “Risk Factors” in the prospectus supplement relating to the Notes.

Use of Proceeds:	The net proceeds from the sale of the Notes will be added to the Bank’s funds and will be used for general corporate purposes.

US$650,000,000 Floating Rate Notes due 2025

Aggregate Principal Amount Offered:	US$650,000,000

Maturity Date:	April 7, 2025

Price to the Public:	100.000% of the principal amount plus accrued interest, if any, from April 7, 2022

Interest Rate:	The interest rate on the Floating Rate Notes for each interest period will be equal to Compounded SOFR plus the Margin.

Compounded SOFR:	A compounded average of daily Secured Overnight Financing Rate (“SOFR”) determined by reference to the SOFR Index (as defined in the prospectus supplement relating to the Floating Rate Notes) for each quarterly interest period in accordance with the specific formula described under “Description of the Notes—Interest—Floating Rate Notes—Compounded SOFR” in the prospectus supplement.

Margin:	+94 basis points (the “Margin”)

Floating Rate Interest Payment Dates:	January 7, April 7, July 7 and October 7 of each year, commencing on July 7, 2022, and at maturity (each, a “Floating Rate Interest Payment Date”).

2

Interest Period:	The period commencing on any Floating Rate Interest Payment Date (or, with respect to the initial interest period only, commencing on April 7, 2022) to, but excluding, the next succeeding Floating Rate Interest Payment Date, and in the case of the last such period, from and including the Floating Rate Interest Payment Date immediately preceding the maturity date to but not including the maturity date.

Floating Rate Interest Payment Determination Dates:	The date two U.S. Government Securities Business Days before each Floating Rate Interest Payment Date.

U.S. Government Securities Business Day:	Any day except for a Saturday, a Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Calculation Agent:	The Bank of New York Mellon

Tax Redemption:	The Bank may redeem the Floating Rate Notes at its option in whole but not in part, upon the occurrence of certain events pertaining to Canadian taxation. This redemption would be at 100% of the principal amount, together with accrued and unpaid interest on the Floating Rate Notes to, but excluding, the redemption date.

CUSIP/ISIN:	13607H R38 / US13607HR386

US$1,350,000,000 3.300% Senior Notes due 2025

Aggregate Principal Amount Offered:	US$1,350,000,000

Coupon (Interest Rate):	3.300%

Fixed Rate Interest Payment Dates:	April 7 and October 7 of each year, commencing on October 7, 2022

Maturity Date:	April 7, 2025

Benchmark Treasury:	UST 1.750% due March 15, 2025

Benchmark Treasury Price/Yield:	97-30 3⁄4/2.469%

Spread to Benchmark Treasury:	+85 basis points

Yield to Maturity:	3.319%

Price to the Public:	99.946% of the principal amount plus accrued interest, if any, from April 7, 2022

3

Optional Redemption:

The Bank may redeem the 2025 Fixed Rate Notes at any time prior to maturity, in whole or in part, at the Bank’s option, at any time and from time to time on at least 30 days’, but not more than 60 days’ prior notice, at a redemption price equal to the greater of:

(i) 100% of the principal amount of the 2025 Fixed Rate Notes to be redeemed; and

(ii) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date, on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the prospectus supplement) plus 15 basis points less (b) interest accrued to the redemption date, plus, in either case, accrued and unpaid interest on the principal amount of the 2025 Fixed Rate Notes to be redeemed to, but excluding, the redemption date.

Tax Redemption:	The Bank may redeem the 2025 Fixed Rate Notes at its option in whole but not in part, upon the occurrence of certain events pertaining to Canadian taxation. This redemption would be at 100% of the principal amount, together with accrued and unpaid interest on the 2025 Fixed Rate Notes to, but excluding, the redemption date.

CUSIP/ISIN:	13607H R46 / US13607HR469

US$1,000,000,000 3.450% Senior Notes due 2027

Aggregate Principal Amount Offered:	US$1,000,000,000

Coupon (Interest Rate):	3.450%

Fixed Rate Interest Payment Dates:	April 7 and October 7 of each year, commencing on October 7, 2022

Maturity Date:	April 7, 2027

Benchmark Treasury:	UST 1.875% due February 28, 2027

Benchmark Treasury Price/Yield:	97-14+/2.428%

Spread to Benchmark Treasury:	+105 basis points

Yield to Maturity:	3.478%

Price to the Public:	99.873% of the principal amount plus accrued interest, if any, from April 7, 2022

4

Optional Redemption:

The Bank may redeem the 2027 Fixed Rate Notes at any time prior to March 7, 2027 (one month prior to maturity) (the “2027 Fixed Rate Notes Par Call Date”), in whole or in part, at the Bank’s option, at any time and from time to time on at least 30 days’, but not more than 60 days’ prior notice, at a redemption price equal to the greater of:

(i) 100% of the principal amount of the 2027 Fixed Rate Notes to be redeemed; and

(ii) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2027 Fixed Rate Notes to be redeemed matured on the 2027 Fixed Rate Notes Par Call Date), on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the prospectus supplement) plus 20 basis points less (b) interest accrued to the redemption date, plus, in either case, accrued and unpaid interest on the principal amount of the 2027 Fixed Rate Notes to be redeemed to, but excluding, the redemption date.

In addition, at any time on and after the 2027 Fixed Rate Notes Par Call Date, the Bank may redeem some or all of the 2027 Fixed Rate Notes at the Bank’s option, at a redemption price equal to 100% of the principal amount of the 2027 Fixed Rate Notes to be redeemed, plus accrued and unpaid interest on the principal amount being redeemed to, but excluding, the redemption date.

Tax Redemption:	The Bank may redeem the 2027 Fixed Rate Notes at its option in whole but not in part, upon the occurrence of certain events pertaining to Canadian taxation. This redemption would be at 100% of the principal amount, together with accrued and unpaid interest on the 2027 Fixed Rate Notes to, but excluding, the redemption date.

CUSIP/ISIN:	13607H R61 / US13607HR618

US$1,000,000,000 3.600% Senior Notes due 2032

Aggregate Principal Amount Offered:	US$1,000,000,000

Coupon (Interest Rate):	3.600%

Fixed Rate Interest Payment Dates:	April 7 and October 7 of each year, commencing on October 7, 2022

Maturity Date:	April 7, 2032

5

Benchmark Treasury:	UST 1.875% due February 15, 2032

Benchmark Treasury Price/Yield:	95-28+/2.343%

Spread to Benchmark Treasury:	+130 basis points

Yield to Maturity:	3.643%

Price to the Public:	99.642% of the principal amount plus accrued interest, if any, from April 7, 2022

Optional Redemption:

The Bank may redeem the 2032 Fixed Rate Notes at any time prior to March 7, 2032 (one month prior to maturity) (the “2032 Fixed Rate Notes Par Call Date”), in whole or in part, at the Bank’s option, at any time and from time to time on at least 30 days’, but not more than 60 days’ prior notice, at a redemption price equal to the greater of:

(i) 100% of the principal amount of the 2032 Fixed Rate Notes to be redeemed; and

(ii) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2032 Fixed Rate Notes to be redeemed matured on the 2032 Fixed Rate Notes Par Call Date), on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the prospectus supplement) plus 20 basis points less (b) interest accrued to the redemption date, plus, in either case, accrued and unpaid interest on the principal amount of the 2032 Fixed Rate Notes to be redeemed to, but excluding, the redemption date.

In addition, at any time on and after the 2032 Fixed Rate Notes Par Call Date, the Bank may redeem some or all of the 2032 Fixed Rate Notes at the Bank’s option, at a redemption price equal to 100% of the principal amount of the 2032 Fixed Rate Notes to be redeemed, plus accrued and unpaid interest on the principal amount being redeemed to, but excluding, the redemption date.

Tax Redemption:	The Bank may redeem the 2032 Fixed Rate Notes at its option in whole but not in part, upon the occurrence of certain events pertaining to Canadian taxation. This redemption would be at 100% of the principal amount, together with accrued and unpaid interest on the 2032 Fixed Rate Notes to, but excluding, the redemption date.

6

CUSIP/ISIN:	13607H R53 / US13607HR535

The Bank has filed a shelf registration statement on Form F-3 (File No. 333-259240) and a preliminary prospectus supplement dated March 30, 2022 (including the base prospectus, the “Prospectus”) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Prospectus and the documents incorporated therein by reference that the Bank has filed with the SEC for more complete information about the Bank and this offering.

You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Bank or any underwriter participating in the offering will arrange to send you the Prospectus and any document incorporated therein by reference if you request such documents by calling Citigroup Global Markets Inc. toll-free at (800) 831-9146; BofA Securities, Inc. toll-free at (800) 294-1322; CIBC World Markets Corp. toll-free at (800) 282-0822; J.P. Morgan Securities LLC collect at (212) 834-4533 or Wells Fargo Securities, LLC toll-free at (800) 645-3751.

**We expect that delivery of the Notes will be made against payment therefor on or about April 7, 2022, which is six business days following the date of pricing of the Notes (this settlement cycle being referred to as “T+6”). Under Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Notes on any date prior to two business days before delivery will be required, by virtue of the fact that the Notes initially will settle in T+6, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade their Notes on any date prior to two business days before delivery should consult their own advisor.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimer or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another email system.

7

SCHEDULE 5

None.

2

EXHIBIT A-1

FORM OF OPINION OF BLAKE, CASSELS & GRAYDON LLP

(To be delivered pursuant to Section 5(e) of the Underwriting Agreement)

1.	The Bank is a bank amalgamated under and governed by the Bank Act (Canada) (Bank Act), with all power and authority necessary to conduct the business as described in the Prospectus.

2.

The Bank has the corporate power to execute, deliver and perform its obligations under this Agreement and the Indenture and to sell the Securities to be delivered at the Time of Delivery as contemplated by the Prospectus.

3.	The Bank is a reporting issuer under the Securities Act (Ontario) and is not included on the list of defaulting reporting issuers maintained by the Ontario Securities Commission.

4.

All necessary corporate action has been taken by the Bank to authorize the execution and delivery of this Agreement and the performance of its obligations thereunder and this Agreement has been, to the extent execution and delivery are matters governed by the laws of the Province of Ontario or the federal laws of Canada applicable therein, duly executed and delivered by the Bank.

5.

All necessary corporate action has been taken by the Bank to authorize the creation, issuance, sale and delivery of the Securities to be delivered at the Time of Delivery, and the Securities have been, to the extent issuance, execution and delivery are matters governed by the laws of the Province of Ontario or the federal laws of Canada applicable therein, duly issued, executed and delivered by the Bank.

6.

All necessary corporate action has been taken by the Bank to authorize the execution and delivery of the Indenture and the performance of its obligations thereunder and the Indenture has been, to the extent execution and delivery are matters governed by the laws of the Province of Ontario or the federal laws of Canada applicable therein, duly executed and delivered by the Bank. The Indenture will, with respect to the provisions thereof governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein, constitute a legal, valid and binding obligation of the Bank enforceable in accordance with its terms.

7.

The execution and delivery of this Agreement and the Indenture by the Bank, the fulfillment of the terms of this Agreement and the Indenture by the Bank, and the issuance, sale and delivery of the Securities do not and will not result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under: (a) any of the terms, conditions or provisions of the Bank Act or the by-laws of the Bank or (b) any law, statute, regulation or rule applicable to the Bank or its property or assets;.

8.

The Indenture and the issuance of the Securities thereunder comply, to the extent applicable, with the provisions of the Bank Act. No registration, filing or recording of the Indenture under the laws of the Province of Ontario or the federal laws of Canada applicable therein is necessary or required for the issue of the Securities or the consummation of the transactions contemplated by this Agreement or the Indenture, except such as have been made.

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9.	All necessary corporate action has been taken by the Bank to authorize the execution and delivery of the Prospectus and the filing thereof with the Commission.

10.

The statements in the Registration Statement under Part II of the registration statement on Form F-3 under the heading “Indemnification of Directors and Officers”, insofar as such statements constitute statements of the laws of the Province of Ontario or the federal laws of Canada applicable therein or purport to summarize provisions of agreements or instruments, have been reviewed by us and fairly summarize the matters described therein and are accurate in all material respects.

11.

The form of global certificate representing the Securities to be delivered at the Time of Delivery has been approved by the Bank and, to the extent applicable, complies with the provisions of the Bank Act.

12.

The statements in the Prospectus under the heading “Limitations on Enforcement of U.S. Laws Against CIBC, its Management and Others” insofar as such statements constitute statements of Canadian federal law or Ontario law, have been reviewed by us and fairly summarize the matters described therein and are accurate in all material respects.

13.

The statements as to matters of the federal laws of Canada under the heading “Material Canadian Federal Income Tax Considerations” in the Prospectus are an accurate summary, in all material respects, of the principal Canadian federal income tax considerations generally applicable to a purchaser of the Securities described therein, subject to the assumptions, limitations and qualifications set out therein.

14.

All payments by the Bank pursuant to this Agreement shall be made without withholding for taxes under the Income Tax Act (Canada) provided that such payments are not in respect of services rendered in Canada. No goods and services tax or harmonized sales tax imposed under the federal laws of Canada or provincial taxes under the laws of the Province of Ontario will be payable by the Bank to an Underwriter or collectable by an Underwriter in respect of the payment of the commissions as contemplated by this Agreement to an Underwriter that is not a resident of Canada and is not registered under the Excise Tax Act (Canada), provided that any such commissions are in respect of services performed by the Underwriter wholly outside of Canada or the resale of Securities by an Underwriter to persons outside of Canada.

15.

No stamp duty, documentary taxes or similar taxes are payable by the Bank under the federal laws of Canada or the laws of the Province of Ontario in connection with the creation, issuance, sale and delivery of the Securities to an Underwriter or the resale of Securities by an Underwriter to U.S. residents.

16.

A court of competent jurisdiction in Ontario (an Ontario Court) would give a judgment based upon a final and conclusive in personam judgment of a court sitting in the Borough of Manhattan, The City of New York, New York (a New York Court) for a sum certain, obtained against the Bank with respect to a claim arising out of this Agreement, the Indenture or the Securities (a New York Judgment), without reconsideration of the merits provided that:

(a)	an action to enforce the New York Judgment must be commenced in the Ontario Court within any applicable limitation period;

(b)

the Ontario Court has discretion to stay or decline to hear an action on the New York Judgment if such New York Judgment is under appeal or there is another subsisting judgment in any jurisdiction relating to the same cause of action as the New York Judgment;

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(c)	the Ontario Court will render judgment only in Canadian dollars; and

(d)	an action in the Ontario Court on the New York Judgment may be affected by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors’ rights generally; and

further,	the Ontario Court will not give such judgment if:

(i)	the New York Judgment was obtained by fraud or in a manner contrary to the principles of natural justice;

(ii)

the New York Judgment is for a claim which would be characterized as based directly or indirectly on foreign revenue, expropriatory, penal, or other public law under the laws of the Province of Ontario and the federal laws applicable in the Province of Ontario (Ontario Law);

(iii)

the enforcement of the New York Judgment is contrary to or inconsistent with public policy, as such term is interpreted under Ontario Law (Public Policy) or to an order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada) in respect of certain judgments referred to in such statutes; or

(iv)	the New York Judgment has been satisfied or is void or voidable under the laws of the State of New York (New York Law).

17.

In an action on a final and conclusive judgment in personam of any New York Court that is not impeachable as void or voidable under New York Law, the Ontario Court would give effect to the provisions in this Agreement and the Indenture whereby the Bank has submitted to the non-exclusive jurisdiction of a New York Court, provided that the provisions of this Agreement and the Indenture, as applicable, dealing with service of process on the Bank are duly complied with.

18.

In any proceeding in an Ontario Court for the enforcement of this Agreement, the Indenture or the Securities, the Ontario Court would apply New York Law in accordance with the parties’ choice of law in this Agreement and the Indenture, to all issues which under Ontario Law are to be determined in accordance with the parties’ choice of New York Law in this Agreement and the Indenture (which choice explicitly does not extend to issues in respect of Section 301(b) and Section 1601(a) of the Indenture), provided that:

(a)	the parties’ choice of New York Law is bona fide and legal and is not contrary to Public Policy, as that term is understood under Ontario Law;

(b)	in any such proceeding, and notwithstanding the parties’ choice of New York Law, the Ontario Court:

(i)	will not take judicial notice of the provisions of New York Law but will only apply such provisions if they are pleaded and proven by expert testimony;

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(ii)	will apply Ontario Law to matters that would be characterized as procedural under Ontario Law and will not apply New York Law that would be characterized as procedural under Ontario Law;

(iii)	will apply provisions of Ontario Law that have overriding effect;

(iv)	will not apply any New York Law if its application would be contrary to Public Policy, as that term is understood under Ontario Law;

(v)	will not apply New York Law if such application would be characterized under Ontario Law as the direct or indirect enforcement of a foreign revenue, expropriatory, penal or other public law;

(vi)	will not enforce the performance of any obligation that is illegal under the laws of any jurisdiction in which the obligation is to be performed; and

(c)	an Ontario Court has discretion to decline to hear an action if:

(i)	it is contrary to Public Policy;

(ii)	it is not the proper forum to hear such an action; or

(iii)	another action is properly pending before, or a decision has been rendered by, a foreign authority relating to the same cause of action.

and we have no reason to believe that the parties’ choice of law in this Agreement and the Indenture would be contrary to Public Policy, as that term is understood under Ontario Law.

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EXHIBIT A-2

FORM OF OPINION OF MAYER BROWN LLP

(To be delivered pursuant to Section 5(f) of the Underwriting Agreement)

1.

Assuming the Indenture has been duly authorized, executed and delivered by the Bank under the laws of the Province of Ontario and the federal laws of Canada applicable therein and is a valid and legally binding obligation of the Bank under the laws of the Province of Ontario and the federal laws of Canada applicable therein, the Indenture is the legal, valid and binding obligation of the Bank, enforceable against the Bank in accordance with its terms (subject, as to enforceability, to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights generally from time to time in effect and to general principles of equity regardless of whether enforceability is considered in a proceeding in equity or at law); provided that we express no opinion with respect to Section 301(b) of the Base Indenture, Section 1601(a) of the Base Indenture (as set forth in Section 2.7 of the First Supplemental Indenture), and the corresponding provisions of the Securities, each of which is governed by the laws of the Province of Ontario and the federal laws of Canada.

2.	The Indenture has been duly qualified under the Trust Indenture Act.

3.

Assuming the Securities have been duly authorized, established, executed and delivered by CIBC under the laws of the Province of Ontario and the federal laws of Canada applicable therein and are valid and legally binding obligations of CIBC under the laws of the Province of Ontario and the federal laws of Canada applicable therein, when executed and authenticated by the Trustee in accordance with the terms and provisions of the Indenture and delivered against due payment therefor as provided in the Underwriting Agreement, the Securities will constitute valid, binding and enforceable obligations of CIBC, entitled to the benefits of the Indenture (subject, as to enforceability, to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights generally from time to time in effect and to general principles of equity regardless of whether enforceability is considered in a proceeding in equity or at law); provided that such counsel need not express any opinion with respect to Section 301(b) of the Base Indenture, Section 1601(a) of the Base Indenture (as set forth in Section 2.7 of the First Supplemental Indenture), and the corresponding provisions of the Securities, each of which is governed by the laws of the Province of Ontario and the federal laws of Canada.

4.

The execution and delivery by the Bank of, and the performance by the Bank of its obligations under, this Agreement, the Indenture and the Securities will not contravene any provision of any United States federal or New York State law, rule or regulation, in each case which, in such counsel’s opinion, based on such counsel’s experience, are normally applicable to transactions of the type contemplated by this Agreement, the Indenture or the Securities (United States Applicable Laws), except that such counsel need not express any opinion in this paragraph with respect to state securities laws.

5.

The Registration Statement, or any amendment thereto, as of its most recent effective date with respect to the Underwriters, and the Prospectus, or any supplement or amendment thereto, as of its date, in each case, other than the financial statements and notes thereto and the other financial data contained therein, as to which such counsel need express no opinion, and excluding the documents incorporated by reference therein, each appeared on its face to comply as to form in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder and the Trust Indenture Act and the rules and regulations thereunder, and the Form F-X, as of its date, appeared on its face to comply as to form in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder applicable to such form.

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6.

Based upon such counsel’s review of United States Applicable Laws, no consent, approval, authorization or order of, or qualification with, any United States federal or New York state governmental body or agency is required for the performance by the Bank of its obligations under this Agreement, the Indenture or the Securities, except for the registration of the Securities under the Securities Act, the qualification of the Indenture under the Trust Indenture Act and such as may be required by the securities or Blue Sky laws of the various states in connection with the offer and sale of the Securities.

7.

The statements set forth in the Preliminary Prospectus, the Time of Sale Prospectus and the Prospectus under the captions “Description of the Notes” and “Description of Debt Securities,” insofar as such statements purport to summarize certain provisions of the Securities or the Indenture, fairly summarize the matters set forth therein in all material respects.

8.

The discussion of tax matters set forth in the Preliminary Prospectus, the Time of Sale Prospectus and the Prospectus under the caption “Material Income Tax Consequences – United States Taxation,” insofar as such statements constitute a summary of the United States federal tax laws referred to therein as of such date and as of the date of such opinion, are accurate and fairly summarize in all material respects the United States federal tax laws referred to therein (subject to the qualifications and assumptions set forth in such discussion).

9.

The Bank is not and, after giving effect to the offering and sale of the Securities and the application of the proceeds thereof as described in the Time of Sale Prospectus and the Prospectus will not be, required to register as an “investment company” as such term is defined in the Investment Company Act of 1940, as amended.

10.

Assuming this Agreement and the Indenture have been duly authorized, executed and delivered by the Bank under the laws of the Province of Ontario or the federal laws of Canada applicable therein and assuming the validity of such actions under the laws of the Province of Ontario or the federal laws of Canada applicable therein, under the laws of the State of New York relating to submission to jurisdiction, the Bank has, pursuant to Section 20 of this Agreement and Section 1501 of the Indenture, (i) validly submitted to the non-exclusive jurisdiction of the U.S. federal and New York State courts sitting in The City of New York in connection with any action or proceeding arising out of or related to this Agreement, the Indenture or the Securities or the transactions contemplated thereby and (ii) validly appointed an authorized agent for service of process pursuant to Section 20 of this Agreement and Section 1501 of the Indenture.

Such counsel shall also state that (i) the staff of the Commission has confirmed that the Registration Statement was declared effective by the Commission on September 28, 2021; (ii) any required filings of the Preliminary Prospectus or the Prospectus pursuant to Rule 424(b) have been made in the manner and within the time period required by such rule; (iii) that, based solely on conversations with the Commission, no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for the purpose have been instituted, are pending or, to such counsel’s knowledge, are contemplated under the Securities Act; and (iv) that, based solely on inquiries of the Bank, the Bank is not the subject of a pending proceeding or examination under Section 8(d) or 8(e) of the Securities Act and the Bank is not the subject of a pending proceeding under Section 8A of the Securities Act in connection with the offering of the Securities.

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In addition, such counsel shall also state that they have examined various documents and participated in discussions with representatives of the Bank and its accountants and with representatives of the Underwriters and their counsel at which the contents of the Registration Statement, the Time of Sale Prospectus and the Prospectus and related matters were discussed. However, except as specifically noted in paragraphs (7) and (8) above, such counsel is not passing upon and assumes no responsibility for the accuracy, completeness or fairness of the statements contained in the Registration Statement, the Time of Sale Prospectus or the Prospectus or making any representation that such counsel has independently verified or checked the accuracy, completeness or fairness of such statements or assessments of or reports on the effectiveness of internal control over financial reporting contained in, incorporated by reference into or omitted from the Registration Statement, the Time of Sale Prospectus or the Prospectus. Subject to the foregoing, such counsel shall advise that nothing has come to its attention that caused it to believe that (i) the Registration Statement, or any amendment thereto, as of its most recent effective date with respect to the Underwriters, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading; (ii) the Time of Sale Prospectus, as of the Time of Sale, included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; or (iii) the Prospectus or any supplement or amendment thereto, as of its date or at the date of such opinion, included or includes an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading (except for the Form T-1 and the financial statements, supporting schedules and other financial or statistical data included or incorporated by reference therein or omitted therefrom as to which such counsel need express no belief).

In rendering such opinion, such counsel may rely (A) as to matters involving the application of laws of the Province of Ontario or the federal laws of Canada applicable therein to the extent they deem proper upon the opinion of Blake, Cassels & Graydon LLP referred to in Section 6(e) of this Agreement, and (B) as to matters of fact, to the extent they deem proper, on certificates of responsible officers of the Bank and public officials and on the representations of the Bank as provided in this Agreement.

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